July 11, 2024

Todd B. Parriott
Chief Executive Officer
Connect Invest II LLC
6700 Via Austi Parkway, Suite E
Las Vegas, Nevada 89119

        Re: Connect Invest II LLC
            Amendment No. 1 to Offering Statement on Form 1-A
            Filed June 18, 2024
            File No. 024-12415
Dear Todd B. Parriott:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed June 18, 2024 Notes to Financial Statements
Note 3 - Loan Receivable, net, page F-10

1. We note your enhancements to the Allowance for Credit Losses, Note 2, and Loans
       Receivable disclosure and the overall composition of your loans receivable between commercial and residential loan categories, and their maturities schedule in Note
       3. Please tell us how you considered expected credit losses on a collective basis of loans with similar risk characteristics, to permit an investor to understand the following; refer to
       ASC 326-20-50:
           Your portfolio-level detail to include internal risk ratings used, allocation among different loan-to-value or loan-to-cost ratios, organization or maturity dates, or any other relevant factors used in assessing the quality of loans receivable; and
           Whether you have a significant asset concentration of loans receivable outstanding, detailing the number of loans within each of your self-identified pooled loan characteristics, and if any such loans are significant at the 20% level on an individual
 July 11, 2024
Page 2

           basis. To the extent any loan receivable on an individual basis exceeds 20%, tell us how you considered Staff Accounting Bulletin Topic 1.I. regarding financial statements of properties underlying loans.

       Please contact Kellie Kim at 202-551-3129 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact
Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Ken Betts